[Robocom Letterhead]

June 1, 2005

Mr. Craig D. Wilson
US Securities and Exchange Commission
Washington, D.C. 20549

RE:   Robocom Systems Internatonal Inc.
      Form 10-KSB
      Filed August 23, 2004
      File No. 000-22735

Dear Mr. Wilson,

We have reviewed your comments on our Form 10-KSB for the year ended May 31, 2004, in your letter dated May 24, 2005, and respond to each comment as follows:

      1. We recognize revenues for project management and modification services on a percentage of completion basis. We consider these services to be an integral part of our software and essential to the functionality of the software in accordance with the terms of paragraph 70, 71 and 74 of SOP 97-2 as follows:

            a. Our project management and software modification services are not available from other vendors and are unique to us.

            b.    We are an experienced provider of these services.

            c. Software modifications may include significant alterations to the features and functionality of RIMS, our standard software, and complex interfaces may be necessary for our software to operate in the customer's environment.

            d. Milestones and acceptance criteria may be requested by the customer and affect the recognition of software license fees.

            However, other implementation services, such as training, installation and consulting are recognized upon completion. These services may be requested by customers in the initial contract or may be ordered on an individual basis as needed.


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      2.    We offer standard 30-day terms to most of our customers on all purchases. For two customers, payment terms are extended to as long as 60 days. Upon the signing of a contract or receipt of a purchase order from a customer, fees for licensing, services and/or hardware are fixed and determinable. We do not offer any installment payment plans and are not in the business of financing our software or services. As a result, we believe we are in compliance with paragraph 27-30 of SOP 97-2, in that the payments are fixed and determinable and have a short payment period. Furthermore, recognition of revenues is based upon delivery of the product and/or completion of the service and unrelated to the timing of the receipt of payment from the customer.

      3. We sell third party software and hardware products. The revenues for these sales are recorded gross as a principal in accordance with EITF 99-19 based on the following factors:

            a. We act as the principal in the transaction, contracting with the customer to deliver the third party product. We enter into reseller agreements with third party vendors that authorize us to sell third party products and provide a discounted purchase price.

            b. We purchase third party products from vendors and take title to such products prior to delivery to the end user.

            c. We assume the risk of loss for third party products, as well as the rewards of such ownership.

      4. Our standard contract for RIMS includes a warranty provision as follows.

      SECTION 4. WARRANTY

            4.1 We warrant that, if the Basic Software is installed by you on the System as provided in the Software Documentation and the user manuals and other documentation provided by the manufacturer, licensor, or distributor of the Equipment and the Third-Party Software (the "Third-Party Documentation") (Software Documentation and Third-Party Documentation, collectively referred to as "Documentation") then for a period of twelve (12) months from the date the Licensed Property is delivered to you ("Warranty Period"), the Basic Software shall be free from any defect in workmanship or materials which prevents it from performing or operating substantially in accordance with the specifications in the Software Documentation. If we receive written notice from you of such a defect arising in the Basic Software within the Warranty Period and if the Basic Software has not been modified, changed or altered by you in any manner, then at no charge to you, we will correct or repair the defect or replace the defective component of the Basic Software as promptly as practicable. Our liability, and your sole remedy, for breach of the foregoing warranty shall be limited to the correction of defects or replacement of the Basic Software. After the


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                  Warranty Period, all correction, repairs and replacement will only be made under a separate Support and Maintenance
                  Agreement.

            4.2 Any changes, additions or modifications to the Basic Software not made by us or with our specific written authorization shall void the warranty and we will have no further obligation to correct, repair and/or replace the Basic Software as provided hereunder.

            4.3 If any defect identified in a written notice to us from you during the Warranty Period proves not to be a defect covered by the warranty contained in Section 4.2, all expenses, including hourly service rates, incurred by us in response to your written notice, shall be paid by you no later than fifteen (15) days after delivery of an invoice for those expenses.

            4.4 EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 4.1, THERE ARE NO WARRANTIES, EXPRESS OR IMPLIED, MADE BY US IN CONNECTION WITH THIS AGREEMENT OR THE LICENSED PRODUCT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

            a. Historically, we have not experienced any significant costs associated with our warranty and therefore, we do not disclose or account for contingencies for our warranty.

            b. In certain instances, the customer can request conditions of acceptance. In these cases, we do not recognize the full license fee as revenue until all the conditions of acceptance have been met.

            c. Other than as stated above, our product sales do not have any other rights of return, conditions of acceptance, or warranties.

            d. There are no significant assumptions, material changes or reasonably likely uncertainties associated with our product sales.

      5. We currently have two active distributors, one of which is located in Argentina and the other is located in Indonesia. Our former UK distributor is no longer selling the RIMS product. Each of these distributors is required to sign an international distributor agreement with us. We then receive revenue from the sale of licensing and maintenance from these distributors. All costs of selling and implementing the software by a distributor are borne by that distributor. We will provide second-line support to the distributor with respect to standard services and maintenance. We warrant the software to distributors in the same manner as stated in the explanation for number 4. We do not account for contingencies of warranty based on immaterial historical expenses.

            a. For our Argentina distributor, licensing revenues are recognized at 50% of the distributor's contracted sales price with the end user. For our


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                  Indonesia distributor, our net license fee is negotiated based on the number of concurrent users and modules specified. In both cases, we receive a copy of the contract as evidence of the sale and then forward the software to the distributor for release to the customer. Revenue is recognized at this time.

            b. Maintenance revenues are recognized at 50% of the distributors contracted sales price with the end user. We recognize a portion of the annual maintenance contract ratably over twelve months.

            c. We do not offer our resellers any rights of return, price concessions, rebates or cooperative advertising.

Based on our review of your comments, we believe our accounting policies are in compliance with GAAP and we are not required to amend our Form 10-KSB for the year ended May 31, 2004.

We acknowledge that we is responsible for the adequacy and accuracy of our disclosures and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any comments or concerns about our responses, you may contact the undersigned at (516) 795-5100, extension 221 or Kathleen Poulos at (516) 795-5100, extension 287.

Thank you,


/s/ Irwin Balaban
-----------------
Irwin Balaban
President and
Chief Executive Officer


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